Exhibit 4.2

Summary Translation of Merger Agreement Dated May 18, 2014

On May 18, 2014, and as amended on July 9, 2014, Nano Dimension Ltd. (under its previous name “Z.B.I Ltd.”), a publicly traded Israeli company (the “Company”), entered into a merger agreement with Hyrax Technologies B.F. 2012 Ltd., a private Israeli Company which operates in the field of research and development of a 3D printer for printed circuit boards (“Hyrax”) and the shareholders of Hyrax (“Hyrax Shareholders”) (the “Agreement”). The main terms of the Agreement are as follows:

The Transaction: On the Closing Date, and subject to the Closing Conditions, the following actions shall be performed simultaneously:

a.	No later than the closing date, the Company shall raise capital in the total amount of $1,500,000, which shall be raised from investors in consideration of issuance of shares (the “Third Parties Shares Issuance”).

b.	The Company shall receive from Hyrax Shareholders 100% of the fully paid issued and outstanding share capital of Hyrax, in consideration of issuance to Hyrax Shareholders of 6,931,302 ordinary shares of the Company, which shall constitute, after their issuance and after the performance of a reverse stock split by the Company, and after the Third Parties Shares Issuance, 37.38% of the fully paid issued and outstanding share capital of the Company, not on a fully diluted basis (i.e. without taking into account the exercise of the Options, as defined below) (the “Issued Shares”). The Issued Shares shall be allocated among Hyrax Shareholders in accordance with the allocation described in an exhibit to the Agreement.

In addition to the Issued Shares, the Company shall issue to Hyrax Shareholders 4,322,329 warrants (the “Options”), in equal number of shares for each of Hyrax Shareholders subject to certain conditions under the Agreement. The Options shall be exercisable to 4,322,329 ordinary shares of the Company. The exercise of the Options is subject to the fulfillment of certain milestones by the Company and shall be conducted in accordance with the provisions described in the Agreement. Furthermore, the exercise shall be subject to adjustments in connection with dividend distributions, bonus shares distribution and interests issuance by the Company, as detailed in an exhibit to the Agreement.

c.	100% of the fully paid issued and outstanding share capital of Hyrax shall be transferred to the Company free and clear. The Issued Shares shall be issued to Hyrax Shareholders free and clear, except for the following:

(i)	Blocking Conditions – restrictions on shares resale during the trade in the Stock Exchange in accordance with the provisions of Section 15C of the Israeli Securities Law, 1968.

(ii)	Contractual Blocking – Hyrax Shareholders shall be restricted from selling their shares in the Company for a period of 24 months commencing on the Closing date.

(iii)	The obligation of Hyrax Shareholders not to violate the provisions of a tax ruling that shall be received by Hyrax Shareholders.

Representations and Warranties: Each of the parties to the Agreement provided representations and warranties that are customary to this type of transactions.

Closing Conditions: the transactions contemplated under the Agreement are subject to the fulfillment of closing conditions which shall be consummated not later than August 31, 2014, including:

a.	Approval by the Company’s corporate organs of the Agreement and the performance of all the transactions in connection thereunder.

b.	Approval by the general meeting of the shareholders of the Company of the nomination of the directors on behalf of Hyrax Shareholders, including the nomination of a new CEO.

c.	Approval by the Company’s corporate organs of different resolutions in connection with the Agreement, such as a change of the Company’s name to Nano Dimension Ltd., the replacement of the Company’s Articles of Incorporation, etc.

d.	The approval by the applicable Anti-Trust authorities.

e.	The completion of a settlement in the Company pursuant to Section 350 of the Israeli Companies Law 5759-1999, pursuant to which on the Closing Date, the Company shall not have any obligations or liabilities whatsoever to third parties (the “Settlement”). However, in case the Settlement cannot be completed for regulatory reasons, and subject to the condition under which the creditors have not voted against the approval of the Settlement, the completion of the Settlement shall not constitute a Closing Condition.

Covenants during the Interim Period: during the period between signing of the Agreement and the Closing Date, the parties undertake to perform or not to perform certain actions, as customary in this type of transactions, such as obligation to cooperate with each other in connection with the Agreement, operating in the ordinary course of business, etc.